                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


                 Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                   For the fiscal year ended December 31, 1999



                         Commission File Number 1-14201



A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Sempra Energy Savings Plan, Sempra Energy Trading Retirement Savings Plan, San Diego Gas & Electric Company Savings Plan and Southern California Gas Company Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Sempra Energy, 101 Ash Street, San Diego, CA 92101-3017

--------------------------------------------------------------------------------
    SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 1999, AND INDEPENDENT AUDITORS' REPORT

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                          PAGE
INDEPENDENT AUDITORS' REPORT                                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN
   ENDED:

   Statements of Assets Available for Benefits                                              2

   Statements of Changes in Assets Available for Benefits                                   3

   Notes to Financial Statements                                                           4-8

SUPPLEMENTAL SCHEDULE:

   Schedule of Reportable Transactions for the Year Ended December 31, 1999                 9



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


San Diego Gas & Electric Company Savings Plan:

We have audited the accompanying statements of assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the year ended December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic 1999 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.



/s/ Deloitte & Touche LLP
June 23, 2000

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                           1999               1998
CASH AND CASH EQUIVALENTS                               $        4          $      747

INVESTMENTS:
 At fair value:
  Investment in Master Trust                               311,949
  Sempra Energy common stock                                                   205,544
  Mutual funds                                                                 158,761
                                                        ----------          ----------
           Total investments                               311,949             364,305
                                                        ----------          ----------

RECEIVABLES:
  Dividends and interest                                     2,568               3,175
  Employer contributions                                     1,030                 108
  Participating employee contributions                                             392
                                                        ----------          ----------
           Total receivables                                 3,598               3,675
                                                        ----------          ----------
ASSETS AVAILABLE FOR BENEFITS                           $  315,551          $  368,727
                                                        ==========          ==========

The accompanying notes are an integral part of these financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                             1999                1998
ADDITIONS

NET INVESTMENT INCOME (LOSS):
  Equity in net investment income of the Master Trust                    $   17,571
  Net (depreciation) apppreciation in fair value of investments             (54,483)         $    7,796
  Cash dividends on common stock of Plan sponsor                              9,512              13,488
  Interest and dividends                                                        480               1,733
                                                                         ----------          ----------
           Total investment (loss) income                                   (26,920)             23,017

  Less investment expenses                                                      504                 602
                                                                         ----------          ----------
           Net investment (loss) income                                     (27,424)             22,415
                                                                         ----------          ----------

CONTRIBUTIONS:
  Employer                                                                    5,716               3,913
  Participating employees                                                    14,183              14,587
                                                                         ----------          ----------
           Total contributions                                               19,899              18,500
                                                                         ----------          ----------
           Net additions                                                     (7,525)             40,915
                                                                         ----------          ----------

DEDUCTIONS

DISTRIBUTIONS TO PARTICIPANTS OR THEIR BENEFICIARIES                         44,089              62,723

TRANSFERS TO PLANS OF RELATED ENTITIES                                        1,562              16,625
                                                                         ----------          ----------
           Total deductions                                                  45,651              79,348
                                                                         ----------          ----------

NET DECREASE                                                                (53,176)            (38,433)

ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                                         368,727             407,160
                                                                         ----------          ----------

  END OF YEAR                                                            $  315,551          $  368,727
                                                                         ==========          ==========

The accompanying notes are an integral part of these financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF PLAN - The San Diego Gas & Electric Company Savings Plan (the "Plan") is a contributory defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The terms of the Plan are described more completely in the most recent Summary Plan Description dated January 1996, which has been distributed to all participants.

      At June 26, 1998, Pacific Enterprises, the holding company for Southern California Gas Company, and Enova Corporation, the holding company for San Diego Gas & Electric Company, combined into a new company named Sempra Energy. As a result of the combination, each outstanding share of common stock of Pacific Enterprises was converted into 1.5038 shares of common stock of Sempra Energy, and each outstanding share of common stock of Enova Corporation was converted into one share of common stock of Sempra Energy. The combination was approved by the shareholders of both companies on March 11, 1997. As a result of the combination, employees were moved among the related companies of Sempra Energy. Plan account balances of Sempra Energy employees were transferred if the employee so requested in writing.

      Effective April 1, 1998, the Plan was amended to allow the Company, in its discretion, to authorize the transfer of a participant's interest in the Plan in a direct trust-to-trust transfer from the trustee of the Plan to the trustee of another qualified retirement plan.

      The Company approved the change of the Plan's recordkeeper and trustee from Watson Wyatt Worldwide Company and Union Bank of California, respectively, to T. Rowe Price Trust Company ("T. Rowe Price") effective October 1, 1999. At that time, the Plan was amended to allow for participant loans.

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees

      ELIGIBILITY - Prior to the combination, substantially all regular employees of SDG&E and the other subsidiaries of Enova could enroll in the Plan if they had completed at least one year of service and were at least age 21.

      Effective January 1, 1999, the Plan was amended to allow for immediate Plan participation for salary deferrals and participation in employer matching contributions after one year of service.

      CONTRIBUTIONS - Each year, participants may elect to contribute up to 15% of pre-tax or after-tax compensation or a combination of both. The Plan provides for employer contributions equal to 50% of the amount a participant elects to contribute, up to 6% of the participant's eligible compensation, as defined in the Plan document. Employer contributions are invested solely in common stock of Sempra Energy in the Master Trust.

      DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 1999, an incentive contribution of 3/4 of 1% of eligible compensation was made on March 15, 2000 to all employees employed on December 31, 1999. The contribution was made in the form of Company stock. There were no discretionary incentive contributions in 1998.

      INVESTMENT FUNDS - Prior to October 1, 1999, Union Bank of California was trustee of the Plan. Employees could elect to have their contributions invested in increments of 1% in Sempra Energy common stock or five mutual funds offered by Fidelity Investment Managers. Participants could transfer their funds among investment options and change their contribution percentage and allocation monthly.

      Effective October 1, 1999, T. Rowe Price became the trustee. All investments are held in a Master Trust (see Note 6). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) account earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Effective January 1, 1999, all participant accounts are fully vested and nonforfeitable.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PAYMENT OF DIVIDENDS - Active employees not covered by a collective bargaining agreement have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Dividends will automatically be passed through to former employees who have terminated or retired and elected to leave their accounts in the Plan.

      Effective January 1, 1999, the Plan was amended to give employees covered by a collective bargaining agreement the option to elect to receive distributions of cash dividends on Sempra Energy common stock. Prior to the amendment, such employees were required to have cash dividends reinvested.

      TERMINATION OF THE PLAN - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    INVESTMENT INFORMATION

      The Plan's investments were held by a bank-administered trust fund through September 30, 1999. Beginning October 1, 1999, the Plan's investments were transferred to a trust account at T. Rowe Price (see
      Note 6). The fair values of the investments representing 5% or more of the Plan's assets at December 31, 1998 are separately identified below.

Sempra Energy common stock:
  Participant-directed                                                    $ 108,838
  Nonparticipant-directed                                                    96,707

Mutual funds:
  Fidelity Select Equity Discipline Market Index Portfolio                   88,583
  Fidelity Select Equity Small Capitalization Collective Trust               32,682
  Other                                                                      37,495
                                                                          ---------
Total Investments                                                         $ 364,305
                                                                          =========

      The net appreciation (depreciation) in the fair value of investments is summarized as follows for the nine months ended September 30, 1999 and for the year ended December 31, 1998:

                                                  NINE MONTHS ENDED           YEAR ENDED
                                                 SEPTEMBER 30, 1999       DECEMBER 31, 1998
Sempra Energy common stock                            $  (59,648)             $  (14,845)
Mutual funds                                               5,165                  22,641
                                                      ----------              ----------
Net appreciation (depreciation)                       $  (54,483)             $    7,796
                                                      ==========              ==========

4.    TAX STATUS

      On May 23, 1995, the Internal Revenue Service issued the Plan a determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "IRC"), and the underlying trust is therefore exempt from taxation under
      Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.    PARTICIPANT LOANS

      Participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process each loan is paid by a participant who takes out the loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

6.    INVESTMENTS IN THE MASTER TRUST

      Beginning October 1, 1999, the Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust, (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate 36% interest in the net assets available for plan benefits of the Master Trust at December 31, 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1999 are summarized as follows:

Sempra Energy common stock                                              $397,997
Mutual funds                                                             444,210
Participant loans                                                         15,835
                                                                        --------
Net assets available for plan benefits                                  $858,042
                                                                        ========

      Net appreciation, dividends, and interest for the Master Trust for the three months ended December 31, 1999 are as follows:

Net appreciation (depreciation) of investments:
  Sempra Energy common stock                                            $(55,951)
  Mutual funds                                                            42,675
Dividends                                                                 19,788
Interest                                                                     360

7.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock and are therefore classified as nonparticipant-directed investments. The Company is unable to separate the activity of the participant-directed and nonparticipant-directed components of the investment in Sempra Energy common stock prior to the transfer from Union Bank to T. Rowe Price on October 1, 1999. Union Bank did not segregate employer and employee purchased stock activity. The trustee held all Sempra stock in one sub-trust account and separate accounting is not available. As a result, all Plan investments in Sempra Energy common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the Sempra Energy common stock for the years ended December 31, 1999 and 1998 are as follows:

                                                                 1999              1998
NET ASSETS:
Sempra Energy
common stock in the Master Trust                               $ 137,574         $ 205,544
                                                               =========         =========

CHANGES IN NET ASSETS:
Contributions                                                  $  10,826         $   8,898
Net investment loss                                              (52,274)           (1,342)
Benefits paid to participants                                    (41,304)          (42,714)
Fund transfers into Sempra Energy common stock                    13,725             3,553
Transfers to plans of related entities                             1,057              (382)
                                                               ---------         ---------
                                                               $ (67,970)        $ (31,987)
                                                               =========         =========

8.    CONTINGENCIES

      In September 1997, a complaint was filed against the Company on behalf of temporary employees and independent contractors employed by the Company during the last 31 years. The plaintiffs allege that they are common law employees of the Company and, as such, under a recent Ninth Circuit decision, are and have been entitled to participate in the Company's health and welfare, defined benefit and defined contribution plans. The plaintiffs seek to recover past and future benefits under each plan. In October 1997, the Company filed its answer to the complaint, denying the appropriateness of the claim. The ultimate liability to the Plan, if any, that may be assessed in this regard cannot presently be determined and consequently, no provision has been recorded in the accompanying financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN


SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

SERIES OF TRANSACTIONS INVOLVING SECURITIES OF THE SAME ISSUE:

                                                    PURCHASES                                       SALES
                                         -------------------------------  ---------------------------------------------------------
                                            NUMBER OF       PURCHASE         NUMBER OF       SELLING         COST          NET
      DESCRIPTION OF ASSET                TRANSACTIONS        PRICE        TRANSACTIONS       PRICE        OF ASSET     GAIN (LOSS)
Sempra Energy Common Stock                     50           11,750,025           4          1,102,620      1,243,116     (140,496)

NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of single or series of transactions during the year involving nonparticipant-directed investment assets of an amount in excess of 5% of the fair value of Plan assets as of the beginning of the Plan year.

--------------------------------------------------------------------------------
    SEMPRA ENERGY
    SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE PERIOD JULY 1, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998 AND
    INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                                             1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 1999 and 1998          2

   Statements of Changes in Assets Available for Benefits for the Year Ended
     December 31, 1999 and the Period July 1, 1998 (Inception) through December
     31, 1998                                                                            3

   Notes to Financial Statements                                                        4-7


All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Sempra Energy Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the year ended December 31, 1999 and the period July 1, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in assets available for benefits of the Plan for the year ended December 31, 1999 and the period July 1, 1998 (inception) through December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
June 23, 2000

SEMPRA ENERGY SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                        1999              1998
CASH AND CASH EQUIVALENTS                             $      53          $     15
                                                      ---------          --------

INVESTMENTS:
  At fair value:
    Investment in Master Trust                          114,802            89,755
                                                      ---------          --------

RECEIVABLES:
  Dividends                                                 784
  Employer contributions                                    755                89
  Participating employee contributions                                        283
                                                      ---------          --------

           Total receivables                              1,539               372
                                                      ---------          --------

ASSETS AVAILABLE FOR BENEFITS                         $ 116,394          $ 90,142
                                                      =========          ========

The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND THE PERIOD JULY 1, 1998 (INCEPTION)
THROUGH DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                              1999               1998
ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust                     $     469          $ 12,533
    Less investment expenses                                                       35                18
                                                                            ---------          --------
           Net investment income                                                  434            12,515
                                                                            ---------          --------

  Contributions:
    Employer                                                                    3,372               988
    Participating employees                                                     9,944             3,296
                                                                            ---------          --------
           Total contributions                                                 13,316             4,284
                                                                            ---------          --------
  Transfers from plans of related entities and other additions                 18,416            74,990
                                                                            ---------          --------
           Total additions                                                     32,166            91,789

DEDUCTIONS:
  Distributions to participants or their beneficiaries                          5,914             1,647
                                                                            ---------          --------
NET INCREASE                                                                   26,252            90,142

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                                          90,142                 0
                                                                            ---------          --------
  End of period                                                             $ 116,394          $ 90,142
                                                                            =========          ========

The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND THE PERIOD JULY 1, 1998 (INCEPTION)
THROUGH DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan, adopted on July 1, 1998, that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. The Company was formed on June 26, 1998, upon the combination of Pacific Enterprises and Enova Corporation. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective August 31, 1999, the Pacific Enterprise Retirement Savings Plan (the "PE Plan") merged into the Plan and all PE Plan assets were transferred into the Plan.

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

              PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar years 1999 and 1998 were limited by law to $10,000 in each year.

              EMPLOYER NONELECTIVE MATCHING CONTRIBUTIONS - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution up to the first 6% of eligible pay. The Company's contributions are invested in Sempra Energy common stock.

              DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of

              Directors of Sempra Energy. For 1999, an incentive contribution of 3/4 of 1% of eligible compensation was made on March 15, 2000 to all employees employed on December 31, 1999. The contribution was made in the form of Company stock. There were no discretionary incentive contributions in 1998.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions and the Employer's nonelective matching contribution, as well as an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in a Master Trust (see Note
      5). Employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

      RECLASSIFICATIONS - Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

      The Participants may borrow against the balances in their individual accounts within the Plan. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan has an approximate interest of 13% and 15% in the net assets available for plan benefits of the Master Trust at December 31, 1999 and 1998, respectively.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1999 and 1998 are summarized as follows:

                                                                  1999             1998
Sempra Energy common stock                                    $   397,997       $   359,143
Mutual funds                                                      444,210           217,870
Participant loans                                                  15,835            15,675
                                                              -----------       -----------
Total                                                         $   858,042       $   592,688
                                                              ===========       ===========

      Net appreciation, dividend and interest income of the Master Trust for the year ended December 31, 1999 and the six months ended December 31, 1998 is summarized as follows:

                                                                          YEAR                   SIX MONTHS
                                                                          ENDED                     ENDED
                                                                   DECEMBER 31, 1999         DECEMBER 31, 1998
Net appreciation (depreciation) of investments:
  Sempra Energy common stock                                         $   (120,700)              $    (29,268)
  Mutual funds                                                             47,813                     12,940
Dividends                                                                  38,051                      9,154
Interest                                                                    1,340                        651

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 1999 and the period July 1, 1998 (inception) through December 31, 1998 are as follows:

                                                              DECEMBER 31,
                                                      1999                      1998
NET ASSETS:
Sempra Energy
common stock in the Master Trust                   $   21,401                $   21,355
                                                   ==========                ==========

                                                    YEAR ENDED               SIX MONTHS
                                                DECEMBER 31, 1999        DECEMBER 31, 1998
CHANGES IN NET ASSETS:
Contributions                                      $    3,372                $      988
Net investment (loss) income                           (6,430)                    3,648
Benefits paid to participants                          (1,274)                     (496)
Transfers from plans of related entities                4,378                    17,215
                                                   ----------                ----------
                                                   $       46                $   21,355
                                                   ==========                ==========

                                 * * * * * *

--------------------------------------------------------------------------------
    SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999, AND 1998 INDEPENDENT AUDITORS' REPORT

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 and 1998 AND FOR THE YEARS THEN
   ENDED:

   Statement of Assets Available for Benefits                                                2

   Statement of Changes in Assets Available for Benefits                                     3

   Notes to Financial Statements                                                            4-7



All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Sempra Energy Trading Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
June 23, 2000

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                             1999            1998
INVESTMENTS:
  At fair value:
    Investment in Master Trust                             $  4,742
    Participant loans                                                      $     32
    Mutual funds                                                              2,167
    Sempra Energy common stock                                                  934
                                                           --------        --------
            Total investments                                 4,742           3,133
                                                           --------        --------

RECEIVABLES:
    Employer contributions                                      102
    Dividends                                                    22
                                                           --------        --------
            Total receivables                                   124
                                                           --------        --------
ASSETS AVAILABLE FOR BENEFITS                              $  4,866        $  3,133
                                                           ========        ========

The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                            1999               1998
ADDITIONS:
  Net investment income:
    Equity in net investment income of the Master Trust                  $    224
    Net appreciation in fair value of investments                                            $     43
    Interest and dividends                                                                         93
                                                                         --------            --------
           Total investment income                                            224                 136

    Less investment expenses                                                    6                   7
                                                                         --------            --------
           Net investment income                                              218                 129
                                                                         --------            --------

  Contributions:
    Employer                                                                  516                 350
    Participating employees                                                 1,412               1,142
                                                                         --------            --------
           Total contributions                                              1,928               1,492
                                                                         --------            --------
  Transfers (to) from plans of related entities                              (315)              1,544
                                                                         --------            --------
           Total additions                                                  1,831               3,165

DEDUCTIONS:
  Distributions to participants or their beneficiaries                         98                  32
                                                                         --------            --------
NET INCREASE                                                                1,733               3,133

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                         3,133                   0
                                                                         --------            --------
  End of year                                                            $  4,866           $   3,133
                                                                         ========           =========

The accompanying notes are an integral part of these financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Sempra Energy Trading Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan adopted on January 1, 1998, that provides employees of Sempra Energy Trading or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises, the holder of a 50% interest in the Company, and Enova Corporation, the holder of the other 50% interest in the Company, combined into a new company named Sempra Energy. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      Effective July 1, 1998, the Plan was amended to allow for immediate Plan participation for salary deferrals.

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

          PARTICIPATING EMPLOYEE CONTRIBUTIONS - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute, on a pre-tax basis, up to 9% of eligible pay. Additional after-tax contributions may be made up to a total contribution (before and after-tax) of 14% of a participant's base pay. Total individual pre-tax contributions in calendar years 1999 and 1998 were limited by law to $10,000 in each year.

          Effective January 1, 1999, the Plan was amended to allow each participant to contribute, on a pre-tax and post-tax basis, up to 15% of eligible pay.

          EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - After one year of service in which an employee worked at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant's contributions and years of service as follows:

               Less than five years of service.....1/3 of participant contributions up to 6% of eligible pay
               Five to ten years of service........2/3 of participant contributions up to 6% of eligible pay
               Ten years or more of service........100% of participant contributions up to 6% of eligible pay

          The Company will also provide an additional matching contribution of 15% of the participant's total pre-tax contribution, subject to certain limitations described in the Plan document.

          The Company's matching contributions are invested in Sempra Energy common stock.

          DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 1999, an incentive contribution of 3/4 of 1% of eligible compensation was made on March 15, 2000 to all employees employed on December 31, 1999. The contribution was made in the form of Company stock. There were no discretionary incentive contributions in 1998.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, allocations of the Employer's non-elective matching contribution, investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - Employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid.

3.    INVESTMENTS

      The Plan's investments were held by T. Rowe Price Trust Company, the trustee, for the year ended December 31, 1998 and in a Master Trust for the year ended December 31, 1999 (see Note 6). Investments that represent 5% or more of the Plan's net assets at December 31, 1998 are as follows:

Sempra Energy common stock:
   Participant-directed                                            $   200
   Nonparticipant-directed                                             734
T. Rowe Price Mutual Funds:
   Equity Index Fund                                                   610
   Personal Strategy Income Fund                                       355
   Personal Strategy Growth Fund                                       288
   New Horizons Fund                                                   286
   International Stock Fund                                            234
   Personal Strategy Balanced Fund                                     212

      The net appreciation in the fair value of investments is summarized as follows for the year ended December 31, 1998:

Sempra Energy common stock                                         $   (12)
Mutual funds                                                            55
                                                                   -------
Total                                                              $    43
                                                                   =======

4.    TAX STATUS

      The Company has not yet requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

5.    PARTICIPANT LOANS

      The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

6.    INVESTMENTS IN THE MASTER TRUST

      Effective January 1, 1999, the Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust, (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate 1% interest in the net assets available for plan benefits of the Master Trust at December 31, 1999.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1999 are summarized as follows:

      Sempra Energy common stock                                     $  397,997
      Mutual funds                                                      444,210
      Participant loans                                                  15,835
                                                                     ----------
      Net assets available for plan benefits                         $  858,042
                                                                     ==========

      Net appreciation, dividends, and interest for the Master Trust for the year ended December 31, 1999 are as follows:

      Net appreciation (depreciation) of investments:
        Sempra Energy common stock                                   $ (120,700)
        Mutual funds                                                     47,813
      Dividends                                                          38,051
      Interest                                                            1,340

7.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 1999 and 1998 are as follows:

                                                                               1999         1998
      NET ASSETS:
      Sempra Energy
      common stock (included in Master Trust at December 31, 1999)            $  922       $  733
                                                                              ======       ======

      CHANGES IN NET ASSETS:
      Contributions                                                           $  516       $  350
      Net investment (loss) income                                              (240)           9
      Benefits paid to participants                                              (14)         (11)
      Transfers (to) from plans of related  entities                             (73)         385
                                                                              ------       ------
                                                                              $  189       $  733
                                                                              ======       ======

                                  * * * * * *

--------------------------------------------------------------------------------
    SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

    FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND INDEPENDENT AUDITORS' REPORT

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                   PAGE
INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN
   ENDED:

   Statements of Assets Available for Benefits                                       2

   Statements of Changes in Assets Available for Benefits                            3

   Notes to Financial Statements                                                    4-7


All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT


Southern California Gas Company Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
June 23, 2000

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                    1999                1998
CASH AND CASH EQUIVALENTS                         $       49            $        1
                                                  ----------            ----------

INVESTMENTS:
  At fair value:
    Investment in Master Trust                       425,008               482,967
                                                  ----------            ----------

RECEIVABLES:
  Dividends                                            4,279
  Employer contributions                                 650                   230
  Participating employee contributions                                         639
  Interest                                                                      45
                                                  ----------            ----------
           Total receivables                           4,929                   914
                                                  ----------            ----------
ASSETS AVAILABLE FOR BENEFITS                     $  429,986            $  483,882
                                                  ==========            ==========

The accompanying notes are an integral part of these financial statements.

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                  1999                1998
ADDITIONS:
  Net investment income:
    Equity in net investment (loss) income of the Master Trust                                 $  (51,789)        $   50,907
    Less investment expenses                                                                          186                255
                                                                                               ----------         ----------
           Net investment (loss) income                                                           (51,975)            50,652
                                                                                               ----------         ----------

  Contributions:
    Employer                                                                                        7,108              7,248
    Participating employees                                                                        18,411             19,744
                                                                                               ----------         ----------
           Total contributions                                                                     25,519             26,992
                                                                                               ----------         ----------
           Net additions                                                                          (26,456)            77,644

DEDUCTIONS:
  Distributions to employees, retirees or their beneficiaries                                      26,049             84,122

TRANSFERS TO PLANS OF RELATED ENTITIES                                                              1,391             25,841
                                                                                               ----------         ----------
NET DECREASE                                                                                      (53,896)           (32,319)

ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                               483,882            516,201
                                                                                               ----------         ----------
  End of year                                                                                  $  429,986         $  483,882
                                                                                               ==========         ==========

The accompanying notes are an integral part of the financial statements.

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION AND RELATED INFORMATION

      The following description of the Southern California Gas Company Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that provides employees of Southern California Gas Company or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate upon completion of one year of service, in which they work 1,000 hours, and may make regular savings investments in Sempra Energy, formerly Pacific Enterprises, common stock and other optional investments permitted by the Plan. The Plan also permits employees to defer part of their earnings on a pre-tax basis. Effective July 1, 1998, the Plan was amended to allow for immediate plan participation for salary deferrals for employees not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      At June 26, 1998, Pacific Enterprises, the holding company for Southern California Gas Company, and Enova Corporation, the holding company for San Diego Gas & Electric Company, combined into a new company named Sempra Energy. As a result of the combination, each outstanding share of common stock of Pacific Enterprises was converted into 1.5038 shares of common stock of Sempra Energy, and each outstanding share of common stock of Enova Corporation was converted into one share of common stock of Sempra Energy. The combination was approved by the shareholders of both companies on March 11, 1997. As a result of the combination, employees were moved among the related companies of Sempra Energy and their existing account balances in the savings plans in which they participated were transferred to the appropriate company's savings plan, if the employee requested in writing.

      Effective October 1, 1998, the Plan was amended to give active employees the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Dividends will automatically be passed through to former employees who have terminated or retired and elected to leave their accounts in the Plan.

      Effective December 31, 1999, the Plan was amended to allow all employees of the Company who are employed on the last day of the Plan year to participate in the discretionary incentive contribution.

      ADMINISTRATION - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

      CONTRIBUTIONS - Contributions to the Plan can be made under the following provisions:

           PARTICIPATING EMPLOYEE CONTRIBUTIONS: NON-REPRESENTED EMPLOYEES - Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of base pay on a pre-tax basis, after-tax basis, or a combination. Prior to June 1, 1998, contributions by non-represented employees were limited to 14% of base pay with a maximum of 9% on a pre-tax basis. Total individual pre-tax contributions in calendar years 1999 and 1998 were limited by law to $10,000 in each year.

           PARTICIPATING EMPLOYEE CONTRIBUTIONS: REPRESENTED EMPLOYEES - Pursuant to Section 401(a) of the IRC, each participant may contribute up to 14% (up to 9% pre-tax) of base pay for represented employees. Total individual pre-tax contributions in calendar years 1999 and 1998 were limited by law to $10,000 in each year.

           EMPLOYER NONELECTIVE MATCHING CONTRIBUTION - The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6% of eligible pay. The Company's contributions are invested in Sempra Energy (formerly Pacific Enterprises) common stock. Employer contributions have been funded in part from the Sempra Energy Stock Ownership Plan and Trust (formerly Pacific Enterprises Stock Ownership Plan and Trust).

           DISCRETIONARY INCENTIVE CONTRIBUTION - If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 1999, an incentive contribution of 3/4 of 1% of eligible compensation was made on March 15, 2000 to all employees employed on December 31, 1999. The contribution was made in the form of Company stock. There were no discretionary incentive contributions in 1998.

      PARTICIPANT ACCOUNTS - Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, the Employer's nonelective matching contributions, and an allocation of investment earnings and fees.

      VESTING - All participant accounts are fully vested and nonforfeitable at all times.

      INVESTMENT OPTIONS - All investments are held in a Master Trust (see Note
      5). Employees elect to have their contributions invested in increments of 10% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price Trust Company ("T. Rowe Price"), trustee of the Plan.

      PAYMENT OF BENEFITS - Provisions of the Plan include certain restrictions on the form and timing of distributions to withdrawing participants. In general, benefits are payable upon retirement, death, disability or termination of service.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan maintains its financial statements on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value.

      Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Payments are recorded when paid. Assets available for Plan benefits at December 31, 1999 and 1998 include $0 and $120, respectively, for participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

      RECLASSIFICATIONS - Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.    TAX STATUS

      On November 19, 1996, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in accordance with applicable sections of the IRC and ERISA. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.    PARTICIPANT LOANS

      The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged to process each loan is paid by each participant who takes out a loan. All loans have a maximum repayment period of five years. The loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST

      The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Sempra Energy Savings Master Trust, formerly the Pacific Enterprises Retirement Savings Plan and Southern California Gas Company Retirement Savings Plan Master Trust, (the "Master Trust"). Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan has an approximate interest of 50% and 82% in the net assets available for plan benefits of the Master Trust at December 31, 1999 and 1998, respectively.

      Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

      The net assets available for plan benefits of the Master Trust at December 31, 1999 and 1998 are summarized as follows:

                                                             1999                1998
      Sempra Energy common stock                         $  397,997           $ 359,143
      Mutual funds                                          444,210             217,870
      Participant loans                                      15,835              15,675
                                                         ----------           ---------
      Net assets available for plan benefits             $  858,042           $ 592,688
                                                         ==========           =========

      Net appreciation, dividends, and interest for the Master Trust for the years ended December 31, 1999 and 1998 are as follows:


                                                             1999                1998
      Net appreciation (depreciation) of investments:
        Sempra Energy common stock                       $ (120,700)          $  23,278
        Mutual funds                                         47,813              20,161
      Dividends                                              38,051              23,384
      Interest                                                1,340               1,372

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 1999 and 1998 are as follows:

                                                             1999                1998
      NET ASSETS:
      Sempra Energy
      common stock in the Master Trust                   $    96,212          $  128,126
                                                         ===========          ==========

      CHANGES IN NET ASSETS:
      Contributions                                      $     7,108          $    7,248
      Net investment (loss) income                           (32,957)              8,788
      Benefits paid to participants                           (5,797)            (23,183)
      Transfers to plans of related entities                    (268)             (6,711)
                                                         -----------          ----------

                                                         $   (31,914)         $  (13,858)
                                                         ===========          ==========

                                  * * * * *

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


San Diego Gas & Electric Company Savings Plan


Date: June 28, 2000     /s/ G. Joyce Rowland
                       -----------------------------------------------
                           G. Joyce Rowland, Senior Vice President



Sempra Energy Savings Plan


Date: June 28, 2000     /s/ G. Joyce Rowland
                       -----------------------------------------------
                           G. Joyce Rowland, Senior Vice President



Sempra Energy Trading Retirement Savings Plan


Date: June 28, 2000     /s/ G. Joyce Rowland
                       -----------------------------------------------
                           G. Joyce Rowland, Senior Vice President



Southern California Gas Company Retirement Savings Plan


Date: June 28, 2000     /s/ G. Joyce Rowland
                       -----------------------------------------------
                           G. Joyce Rowland, Senior Vice President